ARTICLES OF AMENDMENT

to the

ARTICLES OF INCORPORATION

OF CALVIN EXPLORATION, INC.

JUNE 4, 1991

Article 1 of the Articles of Incorporation shall be amended to read in its entirety as follows:

Name

The name of the Corporation shall be “CLX, Inc.”

Article 4 of the Articles of Incorporation shall be amended to read as follows:

Capital Stock

The total number of shares of stock which the Corporation shall have authority to issue is 52,000,000 shares, consisting of 50,000,000 shares of common stock having a par value of $.01 per share (the “common shares”) and 2,000,000 shares of preferred stock having a par value of $.01 per share (the “preferred shares”)…..